Exhibit 99.1

News Release

May 12, 2021

Turquoise Hill Announces Results of Voting for Directors

Turquoise Hill Resources Ltd (TSX:TRQ) (NYSE:TRQ) (“Turquoise Hill” or the “Company”) today announced that the nominees set forth in its management proxy circular dated March 26, 2021 were elected as directors of Turquoise Hill. The detailed results of the vote for the election of directors held at the annual meeting of shareholders, which took place on May 12, 2021, are set out below.

Election of Directors

According to votes received, each of the following seven management nominees was elected as a director of Turquoise Hill to hold office until the Company’s next annual meeting of shareholders or until the director’s successor is elected or appointed, with the following results:

Name of Nominee	Votes For	% For	Votes Withheld	% Withheld
George Burns	143,281,680	88.96%	17,775,025	11.04%
R. Peter Gillin	129,988,745	80.71%	31,067,960	19.29%
Alfred P. Grigg	133,864,450	83.12%	27,192,255	16.88%
Stephen Jones	135,542,923	84.16%	25,513,782	15.84%
Russel C. Robertson	133,868,003	83.12%	27,188,702	16.88%
Maryse Saint-Laurent	134,154,570	83.30%	26,902,135	16.70%
Steve Thibeault	144,452,375	89.69%	16,604,330	10.31%

Final results on all matters voted on at the annual meeting of shareholders will be filed on SEDAR.

Contact

Investors and Media

Roy McDowall

+ 1 514-848-1506

roy.mcdowall@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

About Turquoise Hill Resources

Turquoise Hill is an international mining company focused on the operation and continued development of the Oyu Tolgoi copper-gold mine in Mongolia, which is the Company’s principal and only material mineral resource property. Turquoise Hill’s ownership of the Oyu Tolgoi mine is held through a 66% interest in Oyu Tolgoi LLC (Oyu Tolgoi); Erdenes Oyu Tolgoi LLC (Erdenes), a Mongolian state-owned entity, holds the remaining 34% interest.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

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